Sterling Construction Company, Inc.
20810 Fernbush Lane
Houston, Texas 77073

April 23, 2014

By EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631
Attention: Pamela A. Long

Re:	Sterling Construction Company, Inc. Registration Statement on Form S-3 Filed April 4, 2014 File No. 333-195087

Ladies and Gentlemen:

The following are the responses of Sterling Construction Company, Inc. to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated April 21, 2014, regarding the above referenced Registration Statement (the “Registration Statement”).

For your convenience, the Staff’s comment precedes each response in this letter.

Comment No. 1

Please disclose the aggregate number of shares being registered for resale by the selling stockholders and describe the initial transaction(s) in which the securities were sold to them.  Refer to General Instruction II.G. to Form S-3, Securities Act Rule 430B(b)(2), and Questions 228.03 and 228.04 of the Securities Act Rules Compliance and Disclosure Interpretations, available on our website.

The Registration Statement will not apply to resales of shares by selling stockholders.  The prospectus has been modified to remove all references to shares being registered for resale.

Comment No. 2

Your disclosure elsewhere in the prospectus indicates that selling security holders will offer securities under this registration statement.  The unallocated shelf procedure may not be utilized by selling security holders.  However, please note that a secondary offering may be included in the registration statement provided that the class of securities, offering price and fee payable with respect to such secondary offering are separately allocated in the fee table.  Please revise your disclosure accordingly.

No secondary offering will be included in the registration statement.  The Registration Statement has been modified to remove all references to offerings by selling security holders.

Comment No. 3

Please incorporate the description of your common stock contained in the Exchange Act registration statement pertaining to your common stock as required by Item 12(a)(3) of Form S-3.

The Registration Statement has been modified to incorporate the description of our common stock contained in the Exchange Act registration statement relating to our common stock.

Comment No. 4

Please revise your disclosure by adding “prior to the termination of this offering” to the end of the first sentence of the second paragraph on page 10.

The disclosure has been revised as requested.

Comment No. 5

Please update the list of documents incorporated by reference to include the current report on Form 8-K filed January 27, 2014 and definitive proxy statement filed April 9, 2014, you may wish to revise your registration statement to avail of the guidance provided by Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations, located on our website, to automatically update your registration statement during the period commencing on the date of the initial registration statement and ending immediately prior to effectiveness of the registration statement.

We have updated the list of documents incorporated by reference as requested and revised the Registration Statement as suggested.

Comment No. 6

Please have counsel revise paragraph 5 on page 1 to opine that Depositary Shares will depositary shares will [sic], when sold, be legally issued and will entitle their holders to the rights specified in the deposit agreement and ADR.  For guidance, refer to Section II.B.1.d of Staff Legal Bulletin No. 19.

Counsel has revised paragraph 5 of its opinion as requested.

Comment No. 7

Please have counsel revise the legality opinion to opine separately on the units.  For guidance, refer to Section II.B.1.h of Staff Legal Bulletin No. 19.

Counsel has revised the legality opinion to address the units separately as requested.

Comment No. 8

We note that counsel has included assumptions with respect to par value.  Please note that it is inappropriate for counsel to include in its opinion assumptions that are overly broad, that “assume away” the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts.  Please delete the references to par value.  Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

As was discussed with the Staff, because the terms on which the securities that are the subject of the Registration Statement will be sold or otherwise issued have not been determined, it is necessary for counsel to assume that we will receive consideration for any shares we issue that is at least equal to the par value of those shares.

Comment No. 9

We note that counsel has included assumptions with respect to [interest on debt securities being set at rates that do not violate applicable law].  Please note that it is inappropriate for counsel to include in its opinion assumptions that are overly broad, that “assume away” the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts.  Please delete the references to [interest being set at rates that do not violate applicable law].  Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

As was discussed with the Staff, because the terms of debt securities that may be issued under the Registration Statement have not been determined, it is necessary for counsel to assume that the interest payable with regard to those debt securities will be at rates that do not violate applicable law.

* * * *

If you would like to discuss any of the responses to the Staff’s comments or any other matters relating to the Registration Statement, please contact me at (281) 591-3508 or David Bernstein of K&L Gates LLP at (212) 536-4029.

Sincerely, /s/ Thomas R. Wright Thomas R. Wright Executive Vice President and Chief Financial Officer

cc:	Asia Timmons-Pierce Craig Slivka

3